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                                                                    EXHIBIT 99.1


LJ INTERNATIONAL INC. FEATURES NEW PRODUCTS AT JCK GEM SHOW IN LAS VEGAS

HONG KONG, May 21 /PRNewswire-FirstCall/ -- LJ International Inc. (Nasdaq: JADE
- News) will emphasize its "Lorenzo" and premier lines as the largest Hong Kong exhibitor at the annual JCK Jewelry Manufacturing Show in Las Vegas, NV May 31 to June 4.

LJ International will exhibit its established full range of fine jewelry in addition to introducing members of a new management team charged with dynamically introducing daring new signature products in the U.S. and overseas.

"We have attended the JCK gem show for many years, and we think it will be our most dramatic as we join 3,400 other exhibitors at the most influential show of its kind for gem wholesalers in 2002," Chairman and CEO Yu Chuan Yih said.

The company will have the largest exhibit space (Numbers 45103, 45105, 46102 and 46104/Lorenzo Jewelry Limited) in the Hong Kong exhibitors' section of the International Marketplace on Level One at the Sands Exposition and Convention Center.

Among the traditional product lines to be presented by LJ International will be colored gemstones jewelry, earrings, earclips, pendants, diamond rings and sterling silver jewelry.

The exhibition floor is scheduled to be open between 10:00 a.m. and 6:00 p.m. from Friday, May 31 to Monday, June 3 and from 10:00 a.m. to 4:00 p.m. on Tuesday, June 4.

LJ International Inc. is a publicly-owned company engaged in designing, branding, marketing and distribution of a full range of fine jewelry built on a successful vertical integration strategy and an unwavering commitment to quality and service.

Forward-looking statement

Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.